

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via E-mail</u>
Patrick J. Mahaffy
President and Chief Executive Officer
Clovis Oncology, Inc.
2525 28th Street, Suite 100
Boulder, Colorado 80301

> **Re:** **Clovis Oncology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-175080**

Dear Mr. Mahaffy:

We have reviewed your amended registration statement and your correspondence dated August 5, 2011 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have other comments.

General

1. Please provide updated interim financial statements and related financial information for the period ending June 30, 2011, pursuant to Rule 3-01 and 3-12 of Regulation S-X. Please also file an updated, signed consent report from your independent auditors.

Prospectus Summary

Our Strategy, page 2

2. Please revise your disclose in this section to summarize the disclosure included on pages 57-58, rather than repeating the same disclosure. For example, it is more appropriate to disclose the bullet point headings in this section, with a reference to the more detailed disclosure in your Business section. This section should be a brief summary of the disclosure in your prospectus. See Item 503(a) of Regulation S-K.

Our Product Pipeline, page 3

3. We note your response to our prior comment 9. Please expand your disclosure here and on pages 59 and 62, to disclose that your pivotal study is not a Phase III clinical trial. Please also disclose in your summary that you have not sought a Special Purpose Assessment for this study. Please also revise your disclosure on page 77 to disclose how a "pivotal trial" fits into the clinical investigation framework of a drug and the phases you identify therein.

"Third-party claims of intellectual property infringement may prevent…" page 25

4. We have reviewed your response to prior comment 25. Please expand your disclosure here and on page 85 to disclose that CO-338 is currently in a Phase I/II study in germ-line BRCA mutant breast and ovarian cancer and a Phase II study in the adjuvant treatment of germ-line BRCA mutant and triple-negative breast cancer. Please also disclose whether or not the scope or potential scope of the patents and patent applications could potentially be asserted against your use of CO-338 in the indications identified in these Phase I/II and II trials.

Cautionary Note Regarding Forward-Looking Statements and Industry Data, page 34

5. We note your response to our prior comment 29 and that you continue to state that you have not independently verified any of the data from third-party sources. As this statement suggests that you are not accepting liability for the third-party data you utilize in your registration statement, it is not appropriate. Please either delete it or include a statement whereby you specifically accept liability for your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 47

6. Refer to your response to prior comment 32 which discusses how your current disclosure addresses the disclosure requirements of paragraphs 179-182 of the AICPA Practice Aid. Your disclosure on page 50 discusses your valuations at December 31, 2009 and December 31, 2010 but does not provide qualitative and quantitative disclosure of the factors and assumptions used in these valuations. You discuss the valuation models and your liquidity assumptions but have not discussed or quantified any of the other assumptions you have used in these models (e.g. marketability, volatility, etc). Additionally, your disclosure does not discuss how operating performance, financial condition or progress in your research and development was considered in these

valuations and whether it contributed to the increase in valuation determined at December 31, 2009 of $0.10 to the valuation at December 31, 2010 of $1.06.

7. You state on page 50 that you are in the process of updating your estimate of fair value of your common stock as a result of the Board's April authorization of an IPO. Please ensure that your next amendment discusses this valuation, the assumptions and methodologies used as well how this valuation compares to the March 2011 issuance of 1,549,900 stock options at $1.13. To the extent your 2011 valuation is significantly higher than $1.13, please tell us how you plan to account for that compensatory element.

8. Describe the nature and extent of the services provided by the valuation specialist and state, if true, that he is independent of the company. Tell us how you determined that his name and consent was not required with this filing.

9. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide an updated listing of all stock option grants and other equity transactions through the date of your filing and provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Business

Product Candidates, page 59

10. In your discussion of the pancreatic cancer market overview, please attribute the statement "pancreatic cancer has one of the highest mortality rates among all cancers, with estimates for one- and five-year overall survival of 24% and 5%, respectively, in the United States" to one or more published report.

11. In the table on page 61, please expand your disclosure to define "OS."

12. We have reviewed your response to prior comment 36 and we are re-issuing the comment in part. Please expand your disclosure to disclose the definitions of low and high hENT1 expression used for each study.

13. We have reviewed your response to prior comment 38. Please expand your disclosure to disclose the recent clinical guidelines for pancreatic cancer studies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel

Jeffrey Riedler
Assistant Director

cc: Peter H. Jakes, Esq.
        William H. Gump, Esq.
        Thomas Mark, Esq.
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, N.Y. 10019